Exhibit 99.5

DIGIHOST TECHNOLOGY INC.

(the “Company”)

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

JULY 28, 2022

REPORT OF VOTING RESULTS

Pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following matters were put to a vote at the annual general and special meeting of the Company held on July 28, 2022. The report on the voting results is as follows:

1.	Election of Directors

Based on the proxies received and the votes cast at the meeting, each of the five director nominees proposed by management in the Company’s management information circular dated June 20, 2022 (the “Circular”) were elected. Details of the voting results are as follows:

Director	For	%	Withheld	%
Michael Amar	837,511	85.293%	144,408	14.707%
Alec Amar	837,129	85.286%	144,424	14.714%
Adam Rossman	837,468	85.289%	144,451	14.711%
Gerard Rotonda	837,511	85.293%	144,408	14.707%
Zhichao Li	837,086	85.282%	144,467	14.718%

2.	Reappointment of Auditors and fix remuneration of the auditors

Based on the proxies received and the votes cast at the meeting, the reappointment of Raymond Chabot Grant Thornton LLP, Chartered Professional Accountants, to serve as the independent auditors of the Company for the ensuing year and authorize the Board of directors to fix the remuneration of the auditors was approved by shareholder of the Company (“Shareholders”). Details of the voting results are as follows:

For	%	Withheld	%
2,244,100	99.237%	17,265	0.763%

3.	Approval of Stock Option Plan

Based on the proxies received and the votes cast at the meeting, an ordinary resolution to approve and ratify the Company’s 10% rolling stock option plan was approved by Shareholders. Details of the voting results are as follows:

For	%	Against	%
823,656	83.838%	158,574	16.141%

4.	Approval of Restricted Share Unit Plan

Based on the proxies received and the votes cast at the meeting, an ordinary resolution to approve and ratify the Company’s restricted share unit plan was approved by Shareholders. Details of the voting results are as follows:

For	%	Against	%
806,513	82.120%	175,280	17.849%

5.	Approval of Share Capital Amendment

Based on the proxies received and the votes cast at the meeting, a special resolution to amend the Company’s articles by deleting the proportionate voting shares from the share capital of the Company and re-designating the subordinate voting shares as common shares of the Company was approved by Shareholders. Details of the voting results are as follows:

For	%	Against	%
826,614	84.220%	154,666	15.758%

6.	Approval of Continuance into Ontario

Based on the proxies received and the votes cast at the meeting, a special resolution to apply for a Certificate of Continuance under the Ontario Business Corporations Act and make an application to the Registrar of Companies under the British Columbia Business Corporations Act to continue the Corporation out from under the British Columbia Business Corporations Act to the Ontario Business Corporations Act, as more particularly described in the Circular, was approved by Shareholders. Details of the voting results are as follows:

For	%	Against	%
952,196	96.967%	29,577	3.012%

7.	Approval of Change in Registered Office

Based on the proxies received and the votes cast at the meeting, a special resolution to move the Company’s registered office from British Columbia to Ontario was approved by Shareholders. Details of the voting results are as follows:

For	%	Against	%
858,454	87.419%	123,339	12.560%

8.	Approval of Appointment of Interim Directors

Based on the proxies received and the votes cast at the meeting, a special resolution authorizing the directors of the Corporation to appoint interim directors between annual meetings of Shareholders, was approved by Shareholders. Details of the voting results are as follows:

For	%	Against	%
833,309	85.145%	145,173	14.833%

DIGIHOST TECHNOLOGY INC.

/s/ “Michel Amar”
Michel Amar
Chairman and CEO